2007 ANNUAL REPORT

CONTENTS

Message from the Chairman Message from the President M&F Bank: Celebrating Our Centennial Historic Institution Comes Full Circle 2008 Founders Celebration Board of Directors and Management	2 3 5 11

ANNUAL MEETING	TRANSFER AGENT
The Annual Meeting of Shareholders of M&F Bancorp, Inc., a North Carolina Corporation, will be held in the auditorium of the M&F Bank Corporate Center, 2634 Durham Chapel Hill Blvd., Durham NC on Tuesday, June 10, 2008 at 6:00 p.m. All shareholders are cordially invited to attend.	American Stock Transfer & Trust Company 6201 15th Avenue, 3rd Floor Brooklyn NY 11219 Telephone 1.877.777.0800

Message from the

CHAIRMAN

MACEO K. SLOAN

Chairman of the Board, M&F Bancorp, Inc.

Dear Fellow Shareholders,

Crafting a strong and enduring vision for your Company. Developing a comprehensive strategic road map for future operations and growth. Laying the foundation for a stronger, more agile, more competitive, more efficient and more profitable organization. Creating shareholder value.

These things were our major focus in 2007 at M&F Bancorp, Inc. We invested considerable resources to upgrade the core processing system at Bancorp’s wholly-owned subsidiary, Mechanics and Farmers Bank (M&F Bank). The Board of Directors and management team developed the Bank’s first comprehensive strategic plan, the result of several months’ work and company-wide participation. Management reengineered M&F Bank’s organizational design to enable enhanced organizational energy and agility, and worked diligently throughout the year to manage each aspect of the Bank’s operations to position it for greater profitability going forward. In the latter case, this sometimes meant making the hard decision to realize costs that would have a negative near-term effect, in order to move closer to our desired long-term objectives.

We also invested in conducting the due diligence and planning required for Bancorp’s acquisition of Mutual Community Savings Bank (MCSB), which was completed on March 28, 2008. This was M&F’s first such transaction in 86 years, and because of the historical significance of the merger of MCSB with and into M&F Bank, we knew that all eyes would be on us. It was imperative that the merger be executed as well as could be done, so we invested the time, energy and resources during 2007 to ensure it would be so.

So once again, my message to you, Fellow Shareholders, is one of change: change that we experienced during 2007, and change which we yet anticipate to fulfill your expectations for your Company.

Be assured that enhancing the value of your investment is at the heart of every decision we make. On behalf of Bancorp’s Board of Directors, I thank you for your continued trust and confidence.

Sincerely,

Maceo K Sloan

Chairman of the Board

“Crafting a strong and enduring vision for your Company. Developing a comprehensive strategic road map for future operations and growth. Laying the foundation for a stronger, more agile, more competitive, more efficient and more profitable organization. Creating shareholder value.”

Message from the

PRESIDENT

KIM D. SAUNDERS

President and Chief Executive Officer

Dear Fellow Shareholders,

I recently marked my first anniversary as President and Chief Executive Officer of M&F Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, Mechanics and Farmers Bank (M&F Bank), and I am honored to serve in this capacity at this historic juncture.

Even as we celebrate M&F Bank’s milestone 100th anniversary, Bancorp reached another milestone on March 28, 2008 as we completed the acquisition of Mutual Community Savings Bank (MCSB). We welcome our new shareholders and customers to the M&F family, and look forward to great things with your support. The merger between M&F Bank and MCSB, two institutions with such rich legacies and with such long-standing commitment to their constituencies is a story in itself, and we share some of that story with you later in this report.

I would like to share the highlights of your Company’s 2007 performance with you, and provide my view on how we will move forward as well.

FINANCIAL RESULTS

Two thousand and seven was a challenging year for community banks, including M&F Bank. While most community banks were not participating in those subprime markets that ultimately triggered a credit crisis, they were nonetheless significantly affected by the pronounced slowdown in consumer spending, the collapse in consumer confidence and the rise in overall delinquency levels for most types of loans. Against this backdrop, we continued to focus on adhering to sound underwriting standards and maintaining a disciplined approach to monitoring existing credit relationships. While we do not believe the industry has yet experienced the bottom in terms of deteriorating credit conditions, I am pleased to report that Bancorp ended 2007 with the second lowest level of nonperforming assets, as a percentage of total assets, in the past five year-ends.

Net income in 2007 was $927,000, or $0.55 per diluted share, down from $1,786,000, or $1.05 per diluted share, in 2006. The weakness in earnings primarily resulted from lower net interest income, which declined 10% to $8,823,000 in 2007 from $9,771,000 in 2006. Net interest income was affected by tighter margins. A second factor was a decline in average earning assets, which was due to a significant level of loan paydowns and slowing loan demand. Also contributing to the earnings weakness was an increase in noninterest expense, mainly due to costs associated with the conversion of the Bank’s core processing system and a penalty from the strategic early prepayment of high-rate Federal Home Loan Bank debt.

Partially offsetting the negative effects from these factors were higher noninterest income, which benefited from gains on the sale of securities in 2007, versus losses in 2006, as well as from a credit for the provision for loan losses of $299,000 in 2007, versus a credit of $49,000 in 2006. The reduction in the provision reflected the improvement in the overall level of nonperforming assets, as well as the decline in the overall balance of the loan portfolio.

Most major areas of the balance sheet contracted, reflecting primarily our decision to allow certain high-cost Internet deposits to roll off the books. We expect this strategy to enhance our margins and to put us in a stronger position when the economy ultimately recovers.

In terms of specific comparisons, total assets were $222 million at December 31, 2007, versus $268 million at December 31, 2006, while deposits were $172 million at year-end 2007, versus $224 million at the end of 2006. Net loans were $144 million at the end of 2007, versus $159 million at the end of 2006. One of the positive effects of the decline in assets was improved capital ratios. Based on the increase in shareholders’ equity in 2007, the Company’s average equity to average assets ration to 9.22% at December 31, 2007, up from 8.57% at the year-ago date. Clearly, we believe we are well served to maintain a solid capital position given the uncertain economic environment.

THE VIEW AHEAD

As I stated earlier, one of the most significant recent events has been our acquisition of MCSB. We believe the merger of the two financial institutions, which elevates M&F Bank even higher up the list of the largest black-owned banks in the nation, will provide for economies of scale and the ability to leverage many of the infrastructure investments – technology and otherwise – that we have made at M&F Bancorp.

The banking environment remains quite challenging. We truly live in a global society, and we see clearly how events occurring far outside our markets can have an impact on our local economies. To succeed in such an environment will require a Board and management team with a disciplined, “best-practices” based approach to operating your Company.

I’m pleased to assure you that we have just such a strong and dedicated team, as well as an expanded organization with opportunities for improved efficiency, and commitment to making M&F Bank the preferred community bank for our core customers. We have thrived in difficult times before; we expect to thrive in the future as well. Thank you for your continued support.

Yours truly,

Kim D. Saunders

President and Chief Executive Officer

“To succeed in such an environment will require a Board and management team with a disciplined, “best-practices” based approach to operating your Company. …We have just such a strong and dedicated team, as well as an expanded organization with opportunities for improved efficiency, and a commitment to making M&F Bank the preferred community bank for our core customers.”

Celebrating our Centennial

HISTORIC INSTITUTION

COMES FULL CIRCLE

Merger with Mutual Community Savings Bank Completed

Mutual Savings and Loan Association was established on January 25, 1921 by eleven businessmen headed by R. L. MacDougald, with assets of approximately $425. The institution that became known as Mutual Community Savings Bank (MCSB) originally operated out of one window in the Mechanics and Farmers Bank branch on Parrish Street.

On Friday, March 28, 2008, M&F Bancorp finalized its merger of MCSB with and into M&F Bank, and welcomed the 86-year old institution “back home.

Like other minority-owned and operated financial institutions founded in the early 20th century, MCSB’s early mandate was to provide services – in this case, home mortgages – to communities that were not well served by mainstream institutions. For most of the years leading up to the 1990’s, MCSB operated in a steady and conservative manner, realizing growth slowly among its primarily African-American customer base.

As the bank grew, it expanded its services. The 1990s marked a period of significant growth and change at MCSB: opening the branch office on Fayetteville Street in Durham, acquiring American Federal Savings & Loan, converting first to a mutual savings bank and then to a stock savings bank, and acquiring Greensboro National Bank. As that decade closed, MCSB experienced double-digit profit growth, and the Board and management were prepared for bigger and better things.

Celebrating our Centennial

Tremendous changes in the business environment challenged MCSB’s ability to sustain the successes of the ‘90s. MCSB’s leadership recognized that, to attain the heights they had envisioned for MCSB – and as is increasingly the case during these times – the institution would have to join forces with another, stronger organization.

And so, MCSB comes full circle, folding their legacy of service and commitment into M&F Bank’s even longer and equally rich history.

M&F BANK and MCSB: A HISTORY OF MUTUAL INTEREST

The founders of M&F Bank:

R. B. Fitzgerald	J. E. Shepard
W. G. Pearson	J. A Dodson
J. Merrick	A. M. Moore
G. W. Stephens	J. R. Hawkins

The founders of Mutual Building & Loan Association (later Mutual Savings & Loan Association, then Mutual Community Savings Bank):

R.L. McDougald	F. L. McCoy
C.C. Spaulding	J. L. Cooper
A. M. Moore	G. P. Holloway
J. M. Avery	S. Wolfe
C.W. Cannady	W. J. Kennedy, Jr.
W. Wilson

Throughout their respective histories, M&F Bank and Mutual Community Savings Bank have had much in common. Both were founded in Durham, NC; both developed long-standing relationships with customers who valued the personalized service they received; both built their business on a foundation of “doing well by doing good” in the markets they served.

Perhaps nowhere is this “mutual interest” seen more clearly than in the leadership of the two organizations. Some examples include:

•	Mutual Building & Loan Association originally operated out of one window in M&F Bank’s Parrish St. office in 1921

•	R. L. McDougald: Acknowledged as the leader among MCSB’s founders; also served as Executive Vice President of M&F Bank

•	A. M. Moore: One of MCSB’s founders; in 1907 Dr. Moore helped to found M&F Bank; descendants and relatives include M&F Bank Director J. M. Sansom

•	W. J. Kennedy, Jr.: One of MCSB’s founders; descendants and relatives include C. C. Spaulding, late M&F Bank Director Emeritus W. J. Kennedy III and M&F Bancorp, Inc. Chairman M.K. Sloan

•

C. C. Spaulding, Sr: One of MCSB’s founders and their first president, served from 1921-1952; also served as the fifth president of M&F Bank; descendants and relatives include M&F Bank Directors A.L. Spaulding, W. J. Kennedy III and M. K. Sloan

•	E. R. Merrick: Second president of MCSB, served from 1952-1962; son of John Merrick, one of the founders of M&F Bank; other relatives include M&F Bank Director J. M. Sansom

•	J. S. Stewart: MCSB’s third president, served from 1962-1976; father of current M&F Bank Board Chairman James A. Stewart; other relatives include M&F Bank Director A. L. Spaulding

•	F. V. Allison, Jr.: MCSB’s fourth president, from 1978-1996

•	George K. Quick: MCSB’s fifth president, from 1996-2001

•	William G. Smith: MCSB’s sixth president, from 2001-2008

Sources include public records and articles published in The Carolina Times 6/14/66, and The News & Record 7/22/90, 8/29/94.

The celebration of M&F Bank’s 100th anniversary continues throughout 2008. As part of our Founders Celebration on February 23, 2008, M&F Bank made “giving back” to the community an integral part of the day’s activities.

COMMUNITY SHRED DAY

M&F partnered with Shred-It to conduct a series of Community Shred Days providing free shredding services in each of M&F’s markets, kicking off in Durham on February 23rd. Through its Financial Literacy program, M&F helps people understand how to protect their financial identities; and our Community Shred Days give people a secure way to dispose of confidential documents securely, at no cost.

Nearly 300 people came out to M&F Bank Community Shred Days for a safe way to dispose of credit card statements, utility bills, medical statements, and materials containing personal or potentially sensitive information. The total came to over 7,300 pounds of paper shredded.

Celebrating our Centennial

FOUNDERS

CELEBRATION PROGRAM

From the stage of the beautiful and historic St. Joseph’s Performance Hall at the Hayti Heritage Center in Durham, North Carolina, Supreme Court Associate Justice Patricia Timmons-Goodson delivered the keynote address before an audience of approximately 275 guests. Her upbeat and timely message about the Bank’s Centennial milestone — “You’ve done a wonderful job, so far” — was a reminder and a challenge not to rest on the accomplishments of the past.

Celebrating our Centennial

TOTAL WELLNESS

ACTIVITIES

The afternoon was filled with information and activities promoting Physical & Fiscal Fitness: blood pressure screening, glucose & cholesterol screening, seminars on credit management and preparing for home ownership, and creative activities for kids.

M&F BANCORP, INC.

BOARD OF DIRECTORS	OFFICERS	Compensation Committee
Maceo K. Sloan, Chairman
Maceo K. Sloan	Kim D. Saunders	Willie T. Closs
Chairman, M&F Bancorp, Inc.	President and CEO	Aaron L. Spaulding
Chairman, CEO & CIO	M&F Bancorp, Inc.
NCM Capital	Durham, NC	Corporate Governance and
Chairman, President & CEO		Nominating Commmittee
Sloan Financial Group, Inc.	Anthony C. Powell	Aaron L. Spaulding, Chairman
Durham, NC	Vice President	Willie T. Closs
	M&F Bancorp, Inc.	Genevia Gee Fulbright
Aaron L. Spaulding	Durham, NC	Maceo K. Sloan
Vice Chairman, M&F Bancorp, Inc.
Founder, President and CEO	Valerie M. Quiett, Esquire
Prestige Travel/American Express	Officer/ Compliance	GENERAL COUNSEL
Raleigh, NC	Corporate Secretary
	M&F Bancorp, Inc.	William A. Marsh, Jr.
Willie T. Closs, Jr.	Durham, NC
Retired NC Mutual Life Insurance Company		SPECIAL COUNSEL
Durham, NC	COMMITTEES
Brooks, Pierce, McLendon, Humphrey
Genevia Gee Fulbright	Audit Committee**	& Leonard, LLP
Vice President	Willie T. Closs, Jr., Chairman	Womble, Carlyle, Sandridge & Rice, LLP
Fulbright & Fulbright, CPA, PA	Michael L. Lawrence, Secretary
Durham, NC	Genevia Gee Fulbright
Aaron L. Spaulding
Michael L. Lawrence
CFO/COO	Strategic Issues and
NCM Capital	Planning Committee
Durham, NC		** M&F Bancorp, Inc. and M&F Bank
Maceo K. Sloan, Chairman
Aaron L. Spaulding, Vice Chairman
Joseph M. Sansom	Willie T. Closs, Jr.
Managing Partner	Genevia Gee Fulbright
Sansom Associatess, LLC	Michael L. Lawrence
Raleigh, NC	Joseph M. Sansom

M&F BANK

BOARD OF DIRECTORS`	Genevia Gee Fulbright	John C. Scarborough III
	Vice President	President and CEO
James A. Stewart*	Fulbright & Fulbright, CPA, PA	Scarborough and Hargett Funeral Home
Chairman, Board of Directors	Durham, NC	Durham, NC
Mechanics and Farmers Bank
Broker/Consultant	Michael L. Lawrence	Maceo K. Sloan
Stewart Investment Properties, inc.	CFO/COO	Chairman, CEO & CIO
Durham, NC	NCM Capital	NCM Capital
	Durham, NC	Chariman, President & CEO
Connie J. White*		Sloan Financial Group, Inc.
Vice Chairman, Board of Directors	Cedric L. Russell	Durham, NC
Mechanics and Farmers Bank	Funeral Director and
Management Consultant	General Manager	Aaron L. Spaulding*
Durham, NC	Russell Funeral Home	Founder, President and CEO
	Winston-Salem, NC	Prestige Travel/American Express
Willie T. Closs, Jr.		Raleigh, NC
Retired	Joseph M. Sansom*
NC Mutual Life Insurance Company	Managing Partner
Durham, NC	Sansom Associates, LLC	DIRECTORS EMERITI
Raleigh, NC
Lem Long, Jr.
	Kim D. Saunders*	Walter S. Tucker
President & CEO
Mechanics and Farmers Bank
	Durham, NC	*Executive Committee

M&F BANK

CORPORATE OFFICERS	Lillian B. Johnson	Information Systems Committee
	Assistant Vice President/Credit	Joseph M. Sansom, Chairman
Kim D. Saunders		Kim D. Saunders
President and CEO	Carmen N. Thompson	James A. Stewart
	Assistant Vice President/Assistant Banking	Connie J. White
W. Donald Harrington	Center Service Manager,
Senior Vice President/Chief Credit Officer	Durham	Marketing Committee
Connie J. White, Chairman
Anthony C. Powell		Willie T. Closs, Jr.
Senior Vice President/Operations	BANKING OFFICERS	Lem Long, Jr., Ex officio
Group Executive		Cedric L. Russell
	Carolyn M. Lyons	Kim D. Saunders
James E. Sansom	Human Resources Director	J. C. Scarborough III
Senior Vice President/ Chief Lending		Aaron L. Spaulding
Officer	Karen A. McMillen
	Loan Operations &	Compensation/Personnel Committee
Harold G. Sellars	Documentation Manager	Aaron L. Spaulding, Chairman
Senior Vice President/ Quality Assurance/		Joseph M. Sansom
Lending Administration/Security Officer	Lucera B. Parker	J. C. Scarborough III
	Marketing Director	Maceo K. Sloan
Evelyn P. Acree		James A. Stewart
Senior Vice President/Piedmont Triad	Saundra H. Quick
Regional Executive	Executive Secretary/
	Administrative Manager	CITY ADVISORY BOARDS
Stanley Green, Jr.
Senior Vice President/Business	Michele V. Reavis	Durham
Development,	Mortgage Services Manager/	James A. Stewart, Chairman
New Markets	Originator	Queron U. Smith, Secretary
Kim D. Saunders, Ex officio
Bruce C. Osterhout	Shelia Winston-Graves	(New membership under consideration)
Senior Vice President/City Executive	Senior Banking Center Service
Charlotte	Manager/Assistant Security	Charlotte,
	Officer/Assistant Corporate	Lem Long, Jr., Chairman
Queron U. Smith	Secretary, Raleigh	Bruce C. Osterhout, Secretary
Senior Vice President/City Executive,		Terrence A. Hawkins
Durham		Anthony V. Hunt
	INTERNAL AUDIT	Calvin W. McDougal
Soberina F. Traywick		Kim D. Saunders, Ex officio
Senior Vice President/City Executive,	Samuel A. Maclin	Marie P. Tann
Raleigh	Chief Audit Risk Manager	Walter S. Tucker
Jewett L. Walker
Julia V. Banks
Vice President/Institutional Deposit	COMMITTEES	Raleigh
Services		Joseph M. Sansom, Chairman
	Executive Committee	Soberina Traywick, Secretary
Valerie M. Quiett	James A. Stewart, Chairman	Paul L. Anderson
Vice President/Chief Legal Officer/	Willie T. Closs, Jr.	Angelia “Angie” Arrington
Compliance Manager/Corporate Secretary	Joseph M. Sansom	Portia H. Brandon
	Kim D. Saunders	Helen M. Calloway
Allan E. Sturges	Aaron L. Spaulding	Dexter V. Perry
Vice President/Chief Accounting Officer	Connie J. White	Martel A. Perry
Kim D. Saunders, Ex officio
Veronica R. Dawkins	Asset Liability Committee	Jocelyn D. Williams
Vice President/Relationship Manager,	Aaron L. Spaulding, Chairman
Charlotte	Kim D. Saunders	Piedmont Triad Region
	James A. Stewart	Cedric L. Russell, Chairman
Tanya Dial-Bethune	Connie J. White	Evelyn P. Acree, Secretary
Vice President/Relationship Manager,		Kim D. Saunders, Ex officio
Charlotte	Directors Loan Committee	(New membership under consideration)
James A. Stewart, Chairman
Samuel T. Gibson III	Joseph M. Sansom
Vice President/Relationship Manager	Kim D. Saunders
Raleigh	Aaron L. Spaulding
Connie J. White
Anne DeLoatch
Assistant Vice President/Senior Banking
Center Service Manager/Assistant Security
Officer/Assistant Corporate Secretary,
Durham

A NEW DAY

M&F Bancorp, Inc.

2634 Durham Chapel Hill Boulevard (27707-2829)
PO Box 1932
Durham, North Carolina 27702-1932

919-687-7800 telephone
919-687-7821 fax

www.mfbonline.com